
06012087



Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS
3rd quarter
January 31, 2006

(Unaudited – Prepared by Management)

and

Management Discussion & Analysis

March 16, 2006

Note to Reader

The interim financial statements for the nine months ended January 31, 2006 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

File #82-666
Rule 12g3-2(b)
Statement 1

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	January 31, 2006	April 30, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 549,604**	$ 124,227
Accrued interest and other amounts receivable	**6,165**	7,149
Marketable securities (Note 3)	**76,592**	76,592
Prepaid expenses	**1,971**	2,961
	634,332	210,929
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 5)	**71,659**	74,835
Mineral Properties (Note 6)	**4**	4
	$ 710,995	$ 290,768
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**31,519**	15,965
Shareholders' and director's loans (Note 8)	**4,031**	583
	35,550	16,548
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**9,860,756**	8,580,031
Contributed Surplus	**56,641**	25,605
Deficit accumulated in the exploration stage – Statement 2	**(9,241,952)**	(8,331,416)
	675,445	274,220
	$ 710,995	$ 290,768

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended January 31,		For nine months ended January 31,	
	2006	2005	**2006**	2005
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	**$ 484,619**	$ 27,329	**$ 719,975**	$ 102,750
Property Investigation costs	**-**	200	**-**	200
	484,619	27,529	**719,975**	102,950
ADMINISTRATIVE COSTS				
Accounting, audit & legal	**13,647**	10,572	**38,826**	31,266
Advertising, promotion & printing	**14,052**	539	**28,453**	2,821
Amortization	**176**	220	**529**	661
Financial consulting & marketing	**-**	4,500	**-**	4,500
Licenses, insurance, and transfer agent fees	**10,905**	4,630	**28,556**	21,766
Management, salary & wages (net of recoveries)	**13,407**	4,872	**31,265**	8,913
Office & sundry	**1,199**	703	**5,036**	3,804
Office building expenses	**2,119**	2,116	**5,214**	9,667
Stock compensation expense	**31,036**	1,396	**31,036**	8,552
Telephone	**305**	358	**1,035**	936
Travel and accommodation	**9,330**	6,796	**24,486**	9,299
	96,176	36,702	**194,436**	102,184
OTHER EXPENSES (INCOME)				
Gain on disposal of capital assets	**110**	Nil	**110**	26,401
Interest and US Exchange adjustment	**2,445**	205	**3,765**	711
	(2,555)	(205)	**(3,875)**	(27,112)
GAIN (LOSS) FOR THE PERIOD	**(578,240)**	(64,026)	**(910,536)**	(178,022)
DEFICIT, BEGINNING OF PERIOD	**$ 8,663,712**	$ 8,220,603	**$8,331,416**	$ 8,106,607
DEFICIT, END OF PERIOD	**$ 9,241,952**	$ 8,284,629	**$9,241,952**	$ 8,284,629
Gain (Loss) per share, basic and diluted	**($ 0.04)**	($ 0.01)	**($ 0.08)**	($ 0.03)
Weighted average number of Shares outstanding	**8,664,818**	6,265,611	**8,664,818**	6,265,611

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended January 31,		For nine months ended January 31,	
	2006	2005	**2006**	2005
Cash Flows from Operating Activities				
Gain (Loss) for the period	**($ 578,240)**	($ 64,026)	**($ 910,536)**	($ 178,022)
Add: Items not involving cash				
Amortization	**1,059**	1,251	**3,176**	3,753
Gain on disposal of capital assets	-	Nil	-	(26,401)
Stock compensation	**31,036**	1,396	**31,036**	8,552
	(546,145)	(61,379)	**(876,324)**	(192,118)
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**1,815**	1,635	**990**	1,172
Decrease (increase) in accounts receivable	**13,193**	(25,201)	**984**	(30,516)
Advance for future Private Placement	**(115,630)**			
Increase (decrease) in amounts due to directors	**58**	(33,385)	**3,448**	(19,591)
Increase (decrease) in accounts payable	**10,624**	6,553	**15,554**	2,870
	(636,085)	(219,621)	**(855,348)**	(238,183)
Cash Flows from Financing Activities				
Shares issued for cash	**993,225**	200,000	**1,280,725**	200,000
Shares issue costs	-	13,600		13,600
Cash Flows from Investing Activities				
Acquisition of capital assets				
Purchase of marketable securities				
Proceeds from sale of capital assets			-	39,900
Decrease (increase) in investments				
			-	39,900
Increase (decrease) in Cash	**357,140**	74,623	**425,377**	(11,883)
Cash, and term deposits, beginning of period	**197,464**	66,825	**129,227**	153,331
Cash and term deposits, end of period	**$ 554,604**	$ 141,448	**$ 554,604**	$ 141,448
Supplementary Schedule				
Amortization of capital assets to mineral properties	**$ 883**	$ 1,031	**$ 2,647**	$ 3,092
Non-monetary transactions				
Stock compensation	**$ 31,036**	$ 1,396	**$ 31,036**	$ 8,552

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the nine months ended January 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has a working capital of $598,782 as at January 31, 2006 and has accumulated losses of $9,241,952. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 11,041,611 for net proceeds of $9,860,756 averaging $0.89 per share. The trading price on March 16, 2006 was bid at $1.00 and offered at $1.05, last traded at $1.00.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accept accounting principles in Canada.
These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2005.

3. MARKETABLE SECURITIES

	January 31, 2006	April 30, 2005
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 76,592	$ 76,592
Additions during the period	Nil	Nil
Closing balance – lowest recorded market price	$ 76,592	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has two directors in common with the Company. The Company on January 31, 2006, owned 1,842,582 New Nadina common shares representing 9.02% of the issued shares. The quoted market value of the common shares was $230,323 on January 31, 2006.

4. INVESTMENTS

As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation (*Note 3*).

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

5. PROPERTY, PLANT AND EQUIPMENT

				January 31, 2006	April 30, 2005
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$10,000	$ Nil	$10,000	$10,000
Paving	8%	4,860	2,467	2,393	2,546
Buildings	4%-5%	86,401	33,041	53,360	55,010
Mining equipment	30%	117,557	114,654	2,903	3,746
Office equipment	20%	53,972	50,977	2,995	3,524
Trailer	30%	21,861	21,855	6	7
Automobiles	30%	5,417	5,416	1	2
		$300,068	$228,410	$71,658	$74,835

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended January 31,2005	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 2,648	$	$	$	$	$ 2,648
Assaying	2,132					2,132
Assessment, filing fees, membership	3,476		250			3,726
Direct charges – wages	9,825		14,700	55		24,580
Exploration costs 1)	27,306		631,179			658,485
Field supplies	142					142
Legal & miscellaneous			15,907			15,907
Property costs & acquisition	1,058					1,058
Roadwork/reclamation						-
Storage (samples& equipment)	4,657					4,657
Property and Mineral taxes	1,635					1,635
Travel & accommodation	1,096		3,909			5,005
Total:	$ 53,975	$	$ 665,945	$ 55	$	$ 719,975

Exploration Expenditures by Property For the period ended January 31, 2005	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 3,092	$	$	$	$	$ 3,092
Assaying	109					109
Assessment, filing fees, membership	3,925					3,925
Direct charges – wages	16,975		4,850	25		21,850
Exploration costs 1)	42,371		12,130		550	55,051
Field supplies	1,341	200				1,541
Legal & miscellaneous			3,163			3,163
Property costs & acquisition	111					111
Roadwork/reclamation	4,576					4,576
Storage (samples & equipment)	5,130					5,130
Property and Mineral taxes	1,667					1,667
Travel & accommodation	2,092		643			2,735
Total:	$ 81,389	$ 200	$ 20,786	$ 25	$ 550	$ 102,950

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

6. Mineral Properties, continued

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses: physical work, sampling and allocation of office and overhead expenses relating to exploration activities.

Deferred Exploration Expenditures	Balance April 30, 2005		**Balance January 31, 2006**	
Deferred Exploration	$	Nil	$	Nil
Acquisition Costs				
Greenwood Area		1		1
Arcadia (Skylark) – Greenwood Area		1		1
DHK Diamonds Inc. – NWT		1		1
Silica Quarry - Saskatchewan		Nil		Nil
Naket – Nunavut		1		1
Total Mineral Properties Deferred	$	4	$	4

a) **GREENWOOD AREA** - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** – Northwest Territories:

DHK Diamonds Inc. ("DHK") a private company incorporated and registered in the Northwest Territories is equally owned by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). Operations and funding provisions of DHK are governed by a Shareholders' Agreement.

The December 6, 2002 BHP Billiton Diamonds Inc. agreement was amended September 20, 2004 to appoint Peregrine in their place and later amended June 13, 2005 to acknowledge Peregrine having earned a 54.475% interest thus reducing the DHK participating interest to 20%.

Certain shareholders of DHK assert that the Company is obligated to reimburse amounts relating to costs outside of DHK. The Company and its management are of the opinion that this assertion is unsubstantiated as the Company never agreed to reimburse DHK or its shareholders for such costs. In an effort to settle this matter, the Company has been seeking for some time to have a historical audit of DHK's financial statements conducted but so far has been unsuccessful in obtaining one.

To date, the Company has contributed and will continue to contribute its share of all DHK expenditures for which it believes it is lawfully responsible. No amount, contingent or otherwise, has been recorded in the Company's financial statements as owing to DHK because the amount is not determinable and management is of the opinion that the Company is not liable for payment thereof.

Pellatt Lake Property

The Pellatt Lake claims are located approximately 360 kms northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine, in the Hardy Lake area.

In 2000, DHK acquired the Pellatt Lake property consisting of 10 claims through Kennecott Canada Explorations Inc. In the same year 6 of the 10 KCEI claims were allowed to lapse and staked by DHK at a cost of $19,129 with expiry dates of January 3, 2003 plus an additional three claims were staked at a cost of $8,522 with an expiry dated November 15, 2002. One claim, PC 20 was forfeited on August 12, 2001. DHK management allowed six claims (NPC4-9) to lapse, subsequently April 3, 2003 re-staked (SWB 1-7 claims) for Dentonia Resources Ltd., a DHK shareholder.

In March 2003, refundable bonds totaling $16,269 were posted on the three claims expiring November 15, 2002 to extend the dates to November 15, 2003. At this time the three claims (PC 9, 10 & 13) originally acquired from KCEI were taken to lease by DHK although final documentation has not been confirmed.

6. Mineral Properties, continued

Pellatt Lake Property – continued

In June 2003, DHK entered into an agreement with Peregrine Diamonds Inc. where under certain conditions they can earn up to 75% interest in the property. Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

In January 2004, Peregrine has advanced paid the bond of $16,270 to maintain three claims (NPC1-3) to be refunded upon filing work.

The property contains one known diamondiferous kimberlite discovered by KCEI where four diamond drill holes totaling 266.5 m were completed on target PL01 on PC13. The drill intersections appear to be a dyke-like body. Three claim blocks, one of which contains the diamondiferous kimberlite, have been surveyed and taken to lease at the cost of DHK Diamonds Inc.

Follow-up exploration has been conducted on certain targets generated from Peregrine geophysical exploration. Minor till sampling was conducted and two geophysical grids were placed in preparation for possible drilling.

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37 acre Silica Quarry Lease in Saskatchewan. The current lease expires December 1, 2009 subject to the provisions of *The Quarrying Regulations 1957*. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company and New Nadina Explorations Limited each own 50% participating interest in one claim in Nunavut. The Company is carried during the next exploration phase up to $80,000 in order to equalize 2001 expenditures. New Nadina reported that as of November 30, 2005, the amount of $52,852 would now equalize expenditures.

In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. from any discovery of a mineral deposit within the data area made prior to August 1, 2005.

7. SHARE CAPITAL

a) **Authorized**: 50,000,000 common shares without par value

b) **Issued and fully paid:**

	No. of Shares		Value
Opening balance:	7,534,111		$ 9,278,885
Less treasury shares at cost	(256,000)		(698,854)
Balance at April 30, 2005	**7,278,111**		**$ 8,580,031**
June 20 – 27, 2005 – Warrants exercised (1)	**500,000**	1.	**125,000**
June 27, 2005 – Warrants exercised (2)	**150,000**	2.	**37,500**
June 28, 2005 – Warrants exercised (3)	**225,000**	3.	**56,250**
August 30, 2005 – Warrants exercised (4)	**25,000**	4.	**6,250**
September 8, 2005 – Warrants exercised (5)	**250,000**	5.	**62,500**
Nov. 4, 2005 – Warrants exercised (6)	**50,000**	6.	**12,500**
Nov 24, 2005 – Warrants exercised (7)	**187,500**	7.	**46,875**
Dec. 6, 2005 – Warrants exercised (8)	**25,000**	8.	**6,250**
Dec 16, 2005 – Warrants exercised (9)	**100,000**	9.	**25,000**
Dec 23, 2005 – Warrants exercised (10)	**200,000**	10.	**50,000**
Jan. 13 - 23, 2006– Warrants exercised (11)	**75,000**	11.	**18,750**
Dec 2005 Private Placement (12)	**1,576,000**	12.	**765,000**
Nov. 17, 2005 Options exercised (13)	**400,000**	13.	**68,850**
Balance at January 31, 2006	**11,041,611**		**$ 9,860,756**

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

7. SHARE CAPITAL , continued

Financings:

Warrants

1. Issued January 31, 2005 (expiry February 2, 2006) 500,000 common shares at $0.25 were exercised.
2. Issued December 24, 2003 (expiry December 24, 2005) 150,000 common shares at $0.25 were exercised.
3. Issued December 24, 2003 (expiry December 24, 2005) 225,000 common shares at $0.25 were exercised.
4. Issued January 31, 2005 (expiry February 2, 2006) 25,000 common shares at $0.25 were exercised.
5. Issued December 24, 2003 (expiry December 24, 2005) 250,000 common shares at $0.25 were exercised.
6. Issued January 31, 2005 (expiry February 2, 2006) 50,000 common shares at $0.25 were exercised.
7. Issued December 24, 2003 (expiry December 24, 2005) 187,500 common shares at $0.25 were exercised.
8. Issued January 31, 2005 (expiry February 2, 2006) 25,000 common shares at $0.25 were exercised.
9. Issued January 31, 2005 (expiry February 2, 2006) 100,000 common shares at $0.25 were exercised.
10. Issued December 24, 2003 (expiry December 24, 2005) 200,000 common shares at $0.25 were exercised.
11. Issued December 24, 2003 (expiry December 24, 2005) 75,000 common shares at $0.25 were exercised.

12. **Private Placement** completed December 5, 2005 for 1,530,000 units @ $0.50 for one common share and one warrant for one common share @ $0.75 expiring December 4, 2006. The company received $765,000.00 from this private placement. An additional Finders fee of 46,000 units was paid.

Options

13. Options of 75,000 @ $0.15 (granted Jan 10, 2001), 90,000 at $0.17 (granted Sept 30, 2002) and 235,000 at $0.18 (granted Sept. 24, 2003). All were exercised totaling $68,850.

c) **Warrants:**

	Number	Price/share	Value	Expiry
Issued December 24, 2003	800,000	$0.25	$200,000	December 24, 2005
Exercised March 14, 2005	**(12,500)**		**(3,125)**	
Exercised June 27-28, 2005	**(375,000)**		**(93,750)**	
Exercised August 30, 2005	**(25,000)**		**(6,250)**	
Exercised Nov. 24, 2005	**(187,500)**		**(46,875)**	
Exercised Dec 23, 2005	**(200,000)**		**(50,000)**	
Balance January 31, 2006	**0**		**$0.00**	
Issued January 31, 2005	1,000,000	$0.25	$250,000	February 2, 2006
Exercised June 27-28, 2005	**(500,000)**		**(125,000)**	
Exercised Sept. 8, 2005	**(250,000)**		**(62,500)**	
Exercised Nov 4, 2005	**(50,000)**		**(12,500)**	
Exercised Dec 6, 2005	**(25,000)**		**(6,250)**	
Exercised Dec 16, 2005	**(100,000)**		**(25,000)**	
Exercised Jan 13-23, 2006	**(75,000)**		**(18,750)**	
Balance January 31, 2006	**0**		**$0.00**	
Issued December 5, 2005	1,576,000	$0.75	$1,182,000	December 4, 2006
Balance January 31, 2006	**1,576,000**		**$1,182,000**	
TOTAL	***1,576,000***		***$1,182,000***	

7. **SHARE CAPITAL,** continued

d) **Share purchase options:**
The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at January 31, 2006 there were a total of 450,000 options, granted October 27 at an exercise price of $0.50 for a period of five years, to directors. The closing market share price on the business day immediately prior to the grant date was $0.43.

Summary of the Company's options at January 31, 2006:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding January 31, 2006	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
October 27, 2005	450,000	Nil	Nil	**450,000**	$0.50	October 27, 2010
November 17, 2005		(75,000)		(75,000)		
November 17, 2005		(90,000)		(90,000)		
November 17, 2005		(235,000)		(235,000)		
	850,000	(400,000)	Nil	**450,000**	**Balance**	

e) **Stock based compensation**
The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	January 31, 2006
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	117 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

Based on the estimated fair value, $31,036 was expensed this quarter to an account that would be offset when option exercised.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at January 31, 2006, $4,031 is owed to directors.

For the period ended January 31st the Company incurred the following expenses with related parties:

	2006	2005
To three directors for telephone and office to offset expenses incurred in conducting company affairs	$ 4,200	$ 3,600
To a director who is the president for office management and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).	58,300	55,700
To a director who is not an employee for administration support.	15,800	
To a former director and president of the Company for geological exploration services, and exploration management and for equipment use and storage facilities for Company owned exploration equipments, drill core and samples.	-	40,200
To a director who is a geological engineer for consulting services.	2,000	Nil
Total	$ 80,300	$ 99,500

During the period $18,450 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

9. SEGMENTED INFORMATION

		As at January 31,2006		As at January 31, 2005
Net income (loss) by industry				
Logging	$	Nil	$	Nil
Exploration		(719,975)		(102,950)
	$	(719,975)	$	(102,950)
Assets by industry				
Logging	$	Nil	$	Nil
Exploration		710,995		349,808
	$	710,995	$	349,808
Property plant and equipment by industry				
Logging	$	Nil	$	Nil
Exploration		71,659		76,086
	$	71,659	$	76,086

10. SUBSEQUENT EVENTS:

There are no subsequent events.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

March 16, 2006

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Second Quarter Highlights and Mineral Project Activity

Kettle River's main objective is to make a mineral deposit discovery. Due to the current land and mineral tenure holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for diamonds in the Northwest Territories and gold in the Greenwood Mining District.

Exploration expenditures by property for the period ended January 31, 2006

	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 2,648	$	$	$	$ 2,648
Assessment, filing fees, membership	3,476	250			3,726
Direct charges – wages	9,825	14,700	55		24,580
Exploration costs	29,438	631,179			660,617
Legal and Miscellaneous	142	15,907			16,049
Property costs & acquisition	1,058				1,058
Roadwork/reclamation					-
Storage (samples& equipment)	4,657				4,657
Property and Mineral taxes	1,635				1,635
Travel & accommodation	1,096	3,909			5,005
Total:	$ 53,975	$ 665,945	$ 55	$	$ 719,975

During the period ended January 31, 2006 a total of $719,975 (2005 - $102,950) was spent on mineral property activities as shown in the above table.



LAC DE GRAS – NORTHWEST TERRITORIES - DHK DIAMONDS INC: (DHK):

The Company owns one-third of the issued common shares of DHK Diamonds Inc. (DHK), formed in 1992 to own and explore mineral properties in the Northwest Territories. DHK operating and exploration costs are funded through approved budgets by its three shareholders and shares of DHK are issued periodically. The DHK Board consists of six directors with equal representation from each shareholder. The Company expenses contributions as they are incurred. DHK is similar to an incorporated joint venture therefore, the Company has accounted for this investment as a regular mineral property transaction. Operations of DHK are governed by a Shareholders' Agreement.

DHK has a participating 20% interest in the WO Project and owns 100% of the Pellatt Lake property.

During the period ended January 31, 2006, DHK related costs were $665,945 (2005 – $20,786) and mainly consisted of expenses related to diamond drilling, kimberlite analyses, geophysics and costs related to initiating the extraction of 3,000 tonnes of kimberlite. The current WO 2006 Project budget presented by Peregrine commenced September 2005 and is $14million.

WO Project

Kettle River paid to DHK for WO Project and Aber Diamond Corp. contributions

On December 22, 2005, the Company paid $300,000 to DHK Diamonds Inc (DHK) for its proportionate share of for December and $145,000 for January 2006 WO Project budgets to operator Peregrine Diamonds Ltd. Since April 30, 2005, the Company has contributed $630,000 to DHK for exploration and operations including $6,236 contributed to the WO project on behalf of Aber Diamond Corp's to cover their portion of the 2005 drilling budget.

Reported by Peregrine Diamonds Ltd.

SUMMARY

"On February 27, 2006 Peregrine Diamonds Ltd. ("Peregrine) reported that the second large diameter (24") reverse circulation ("RC") rig and the third core rig arrived at the DO-27 kimberlite, WO Diamond Project, NWT, Canada."

"Careful advanced planning and logistics work by Peregrine at DO-27 in 2005 resulted in all five scheduled drill rigs and auxiliary equipment arriving on-site at the DO-27 kimberlite in a timely manner in spite of unseasonably warm weather in Canada's North which has had a detrimental effect on the main Contwoyto to Tibbitt Ice Road, delaying equipment and supplies transportation for numerous mining, exploration and services companies. Bulk sample and geological drilling is continuing at DO-27, and updates will be provided as the program progresses. Peregrine is taking the plus 9 hectare DO-27 diamondiferous kimberlite into pre-feasibility."

"March 16, 2006: NEW MICRO-DIAMOND RESULTS FROM DO-27 CONFIRM DIAMOND CONTENT OF NORTH-EASTERN LOBE DIFFERS FROM MAIN VENT PYROCLASTIC UNIT - 0.59 AND 0.18 CARAT DIAMONDS FOUND IN N.Q. DIAMETER (47mm) CORE HOLES."

"Peregrine announced the results of caustic fusion analysis of micro-diamond samples by the Saskatchewan Research Council ("SRC") of the seven NQ diameter core holes drilled last fall into the north-eastern lobe of the DO-27 kimberlite."

"The north-eastern lobe of DO-27 was subject to an underground bulk sample by Kennecott Canada Exploration Inc. ("KCEI") in 1994 and results from that bulk sample, which was largely from a basal volcaniclastic ("Lower VK") unit, graded 0.36 carats/tonne. Peregrine's successful 2005 mini-bulk sample of the pyroclastic ("PK") unit of the main vent of DO-27, which is geologically distinct to the Upper and Lower VK units of the north-eastern lobe and constitutes the majority of the kimberlite at DO-27, graded 0.98 carats/tonne."



"The geology of the north-eastern lobe of DO-27 is more complex than the main vent and consists of a thin, discontinuous, upper volcaniclastic unit ("Upper VK"), a pyroclastic unit that is similar to, and apparently contiguous with, the main vent ("Main PK"), and a highly variable, volcaniclastic unit ("Lower VK") that can be correlated as a package, but contains many layers that cannot be easily correlated from hole to hole. The Lower VK is underlain by a variety of volcaniclastic microbreccia and hypabyssal rocks. Geological observations from core drilling and these latest micro-diamond results further substantiate that the Upper and Lower VK units of the north-eastern lobe of DO-27 are geologically distinct from the PK unit of the main vent. The various sub-units within the Lower VK (referred to as Lower VK-1 through Lower VK-5) reveal micro-diamond counts that are both higher and lower than those from the Main PK unit, implying that different horizons within this Lower VK unit have different diamond contents, which further suggests that KCEI's 1994 bulk sample may have sampled one of the lower grade horizons."

"The fact that relatively large diamonds (0.59 and 0.18 carats) were obtained from core drill intercepts in the VK unit of the north-eastern lobe indicates good potential for the presence of large stones within this lobe. Also, the presence of horizons within the northeastern lobe with micro-diamond contents equal or better than those seen in the main vent suggesting that significant portions of the northeastern lobe could grade higher than the 0.98 carats/tonne grade obtained from the 2005 mini-bulk sample."

"The Main PK and Lower VK units are the two volumetrically most significant units in the north-eastern lobe and comprise most of the micro-diamond samples. The volcaniclastic microbreccia and the hypabyssal breccia were not sampled. Material from the seven core holes have been combined by geological unit to give a better understanding of the micro-diamond distribution within each geological unit."

"Micro-diamond results for the seven core holes drilled into the north-eastern lobe of DO-27 are as follows:"

"Upper VK and Main PK"

Unit	Upper VK		Main PK – Upper Part		Main PK	
Lower Sieve	Total Stones	Total Carats	Total Stones	Total Carats	Total Stones	Total Carats
+4.75 mm	0	0	0	0	0	0
+3.35 mm	0	0	0	0	0	0
+2.36 mm	0	0	0	0	0	0
+1.70 mm	0	0	0	0	1	0.082195
+1.18 mm	0	0	1	0.038415	2	0.038035
+0.85 mm	0	0	4	0.033735	10	0.10699
+0.60 mm	0	0	14	0.04835	20	0.066265
+0.425 mm	3	0.003115	20	0.02619	26	0.03461
+0.300 mm	1	0.000465	41	0.022155	62	0.03344
+0.212 mm	10	0.00173	53	0.009665	95	0.01729
+0.150 mm	3	0.0002	62	0.00446	112	0.00784
+0.106 mm	15	0.000375	115	0.00337	165	0.004575
+0.075 mm	14	0.000175	139	0.001975	254	0.003195
Total	46	0.00606	449	0.188315	747	0.394435
Sample Weight (kg)		22.1		172.3		222.6
Stones per kg		2.08		2.61		3.36



"Lower VK – (listed by sub-units Lower VK-1 through Lower VK-5)"

Unit	Lower VK - 1		Lower VK - 2		Lower VK - 3	
Lower Sieve	Total Stones	Total Carats	Total Stones	Total Carats	Total Stones	Total Carats
+4.75 mm	0	0	0	0	0	0
+3.35 mm	0	0	1	0.592385	0	0
+2.36 mm	1	0.181255	0	0	0	0
+1.70 mm	0	0	0	0	0	0
+1.18 mm	0	0	0	0	0	0
+0.85 mm	3	0.032415	0	0	1	0.01464
+0.60 mm	2	0.00702	1	0.003785	5	0.021925
+0.425 mm	2	0.002035	1	0.00216	6	0.011645
+0.300 mm	14	0.00628	8	0.00418	12	0.00482
+0.212 mm	21	0.003075	13	0.00221	17	0.002695
+0.150 mm	27	0.00197	17	0.001465	14	0.000865
+0.106 mm	19	0.00062	32	0.00092	24	0.000705
+0.075 mm	44	0.00061	12	0.000235	69	0.000805
Total	133	0.23528	85	0.60734	148	0.0581
Sample Weight (kg)		72.6		32.85		40.95
Stones per kg		1.83		2.59		3.61

Unit	Lower VK - 4		Lower VK - 5	
Lower Sieve	Total Stones	Total Carats	Total Stones	Total Carats
+4.75 mm	0	0	0	0
+3.35 mm	0	0	0	0
+2.36 mm	0	0	0	0
+1.70 mm	0	0	0	0
+1.18 mm	0	0	1	0.044135
+0.85 mm	1	0.016465	1	0.006355
+0.60 mm	4	0.020085	0	0
+0.425 mm	6	0.00878	4	0.00491
+0.300 mm	8	0.00447	12	0.006415
+0.212 mm	22	0.003695	17	0.002895
+0.150 mm	45	0.00299	24	0.001325
+0.106 mm	58	0.001445	31	0.000755
+0.075 mm	57	0.00065	43	0.00051
Total	201	0.05858	133	0.0673
Sample Weight (kg)		63.45		44.45
Stones per kg		3.17		2.99

"DO-18"

"Micro-diamond results for DO-18, a kimberlite located approximately 700 meters North of DO-27, are pending and will be released once all are obtained."

"The WO Project JV diamond exploration programs are conducted under the direction of Dr. Jennifer Pell, Vice President Exploration, P. Geo., (BC), P.Geol. (NT/NU), a qualified person under NI 43-101."

Reports, updates and images are posted to the Company website. www.kettleriver.com.



Pellatt Lake Property

DHK owns 100% of the property currently under option to Peregrine.

Reported by Peregrine Diamonds Ltd.

"February 27, 2006 - DIAMOND EXPLORATION PROGRAM COMMENCES AT PELLATT LAKE,"

"Peregrine announced the commencement of the 2006 diamond exploration program at the Pellatt Lake Project, NWT, Canada. The Pellatt Lake Project is located 42 km to the northeast of BHP Billiton's Ekati™ Diamond Mine."

"Work by previous operators on the property included airborne electromagnetic and magnetic surveys and heavy mineral sampling. Kimberlite indicator minerals have been recovered over much of the property, many with no known source. Previous diamond drilling intersected one kimberlite, PL01. In 2004, Peregrine flew a Falcon gravity gradiometer survey over the property and in 2005 collected additional heavy mineral samples resulting in the identification of a number of anomalies."

"For the 2006 program, a number of targets resulting from ground geophysical surveys (magnetics and HLEM) will be drilled during mid-March. Peregrine can earn up to 75% under certain conditions."

Saskatchewan - 50%

The Company continues to explore the potential to further test and market the silica potential on this property. $55 (2005 - $25) was expended on research.

NAKET Project, Nunavut –50%

The property currently consists of one claim that contains an untested geophysical anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is carried for the next program up to $52,852 in order to equalize previous expenditures. The Company spent $ Nil (2005 - $550) on the property during the period.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA:

Greenwood Area Expenditure breakdown by property for the period ended January 31, 2006

	Phoenix	Bluebell	Rads	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Amortization	$ 662	$ 662	$	$	$	$	$ 1,324	$	$ 2,648
Assessment, filing fees, membership	1,399		672			45	250	1,110	3,476
Direct charges – wages	4,350	800	1,200	525		1,300	350	1,300	9,825
Exploration costs	5,780	2,770	6,258	500	600	2,240	2,625	8,665	29,438
Property costs & acquisition	225	125		542		66		100	1,058
Roadwork/reclamation	142								142
Storage (samples& equipment)	1,612	1,433					1,612		4,657
Property and Mineral taxes	1,286	349							1,635
Travel and accommodation	48		409					639	1,096
Total:	$ 15,504	$ 6,139	$ 8,539	$1,567	$600	$ 3,651	$ 6,161	$11,814	$ 53,975

During the period Linda Caron, M.Sc., P.Eng was contracted to provide a technical report on the Company's Greenwood Area properties. The report, dated September 30, 2005 provides an excellent summary and recommendations for further work on each of the specific properties within the Greenwood Area gold/copper prospects. The report is posted to the Company's website in Adobe Acrobat format.



During October, a team of two prospectors, under the supervision of Linda Caron, conducted field work on the Rad and Niagara properties. Several samples were taken. Niagara property returned a few low grade Cu, Ag and Zn values.

The best gold value from the Rads was a 5.95 g/t Au (with 0.6% Zn) from the very east side of the property, on the steep east facing slope of the Granby River valley. This sample will be another area to follow-up at a future date.

Specific Greenwood Area Property Summary:

Phoenix Mine Area

During the period a total of $15,504 was expended (2005 - $37,444). Recording of work programs and generation of reports with wage costs of $4,350 .

Phoenix Tailings property

Costs of $1,567 (2005 - $2,552) during the period relate mainly to reclamation costs of $500, exploration and wage costs of $525, and perimeter fencing costs of $542.

Haas Property

Costs of $600 (2005 – $100) related to an independent compilation report.

Bluebell-Summit Property

Costs of $6,139 (2005 - $4,007) relate to sample and core storage, mineral taxes and an independent compilation report.

Tam O'Shanter

Costs of $6,161 (2005 - $17,485) related to sample and core storage and the balance for an independent compilation report.

Niagara Property

Costs of $11,814 (2005 - $3,080) are for prospecting and reviewing potential for further work through an independent compilation report.

Arcadia (Skylark) Property

Expenditures of $3,651 (2005 - $16,721) relate mainly to an independent compilation report.

Rads Property

Costs of $8,539 (2005 – Nil) related to an independent compilation report.

Selected Annual Information-Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2004 and April 30, 2005 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net logging revenue for the quarter	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
3rd Quarter 2006	$ Nil	$ (578,240)	(0.04)	$ 710,995	$ 35,550
2nd Quarter 2006	Nil	(211,208)	(0.03)	369,922	140,498
1st Quarter 2006	Nil	(121,088)	(0.02)	394,102	22,220
4th Quarter 2005	Nil	(46,787)	(0.01)	290,768	16,548
3rd Quarter 2005	Nil	(64,026)	(0.01)	349,808	31,926
2nd Quarter 2005	Nil	(48,759)	(0.01)	252,870	58,758
1st Quarter 2005	Nil	(65,237)	(0.01)	282,738	43,445
4th Quarter 2004	Nil	(87,777)	(0.02)	349,599	48,647



Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the third quarter period ended January 31, 2006.

For the current period, the Company experienced a net loss of $910,536 or $0.08 per share compared to a loss of $178,022 or $0.03 per share the previous year.

Operating expenses of $194,436 for the period, arising from general and administrative costs, (2005 - $102,184) increased from the previous year. During the current year period, travel & accommodation increased by $15,187, stock compensation costs were $31,036 (2005 - $8,552), office building expense decreased by $4,453, accounting, audit and legal increased by $7,560, licences, insurance and transfer agent fees increased by $6,790 while management, salary & wages increased by $22,352.

Property exploration costs increased to $719,975 from $102,950 during the same period the previous year and the increase is mainly attributed to contribution of exploration costs on the DHK WO Project. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company has a working capital of $598,782 as at January 31, 2006 and has accumulated losses of $9,241,952. Since inception, the Company has been successful in funding its operations and at January 31, 2006 had net issued shares of 11,041,611 for net proceeds of $9,860,756 averaging $0.89 per share. The trading price on March 16, 2006 was bid at $1.00 and offered at $1.05, last traded at $1.00. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Investing Activities

There were no investing activities during the period.

Management changes during the period

On October 24, 2005, Brian McClay joined the Board of Directors. Ellen Clements was appointed President and Chief Executive Officer and Larry Widmer, B.Comm., accepted the position of Chief Financial Officer and Corporate Secretary.



Financing Activities

Share Capital

a) **Authorized:** 50,000,000 common shares without par value

b) **Issued and fully paid:**	**No. of Shares**		**Value**
Balance at April 30, 2004	**6,521,611**		**$ 9,089,360**
Less treasury shares at cost:	**(256,000)**		**(698,854)**
January 31, 2005 – private placement	**1,000,000**		**186,400**
March 14, 2005 – warrants exercised	**12,500**	1.	**3,125**
Balance at April 30, 2005	**7,278,111**		**8,580,031**
May 1-July31, 2005 - warrants exercised	**875,000**	2.	**218,750**
Balance at July 31, 2005	**8,153,111**		**$ 8,798,781**
Aug. 1- Oct 31, 2005 – warrants exercised	275,000		68,750
Balance at October.31, 2005	**8,428,111**		**$8,867,531**
Nov. 1 – Dec 22, 2005 – warrants exercised	562,500		140,625
November 17, 2005 Options exercised	400,000		68,850
Dec. 5, 2005 – private placement @ $0.50	1,530,000		765,000
Dec. 5, 2005 – Finders' Fee	46,000		
Jan 13-23, 2006 - warrants exercised	75,000		18,750
Balance at January 31, 2006	**11,041,611**		**$ 9,860,756**

Warrants outstanding:
Associated with the December 5, 2005 private placement, there are a total of 1,576,000 warrants exercisable at $0.75 expiring December 4, 2006 with potential proceeds of $1,182,000.

Share Option Plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at January 31, 2006 there were 450,000 (January 31, 2005 –400,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18. On October 27, 2005 the Company granted options to directors to purchase up to 450,000 at an exercise price of $0.50.

Summary of the Company's options at January 31, 2006:

Date	**Number granted**	**Exercised**	**Expired or Cancelled**	**Number outstanding January 31, 2006**	**Price per share**	**Expiry date**
January 10, 2001	75,000	*	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	*	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	*	Nil	235,000	$0.18	September 24, 2008
October 27, 2005	450,000	Nil	Nil	450,000	$0.50	October 27, 2010
	850,000			850,000		
Exercised: Nov. 17, 2005 *	(400,000)			(400,000)		
Balance January 31, 2006	450,000			450,000		

* On November 17, 2005, 400,000 options were exercised realizing $68,850.



Liquidity

The financial statements for the period ended January 31, 2006 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At January 31, 2006, Kettle River had working capital of $598,782 compared to $194,381 at April 30, 2005.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2005 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who managed and conducted exploration invoiced $400 per day according to programs conducted on specific properties. To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with two directors in common, in consideration for a monthly fee of $1,500. Miscellaneous charges, like telephone, postage, travel as well as extraordinary secretarial services are based on actual costs. At January 31, 2006, there is a receivable from New Nadina Explorations Limited for $4,202. Advances from directors and shareholders are unsecured and bear no interest. As at January 31, 2006, $4,031 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended January 31, 2006 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Subsequent Events

There are no subsequent events.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available at www.sedar.com.



File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

January 30, 2006
News Release

DO-27 Drill results released: Diamonds with weights of 0.42, 0.22, 0.12 & 0.11 carats found in N.Q. diameter (47MM) core holes

Kettle River Resources Ltd. has received recent core drilling results from operator Peregrine Diamonds Ltd. ("Peregrine") (TSX-V: PGD) at the DO-27 kimberlite, WO Diamond Project, NWT, Canada who states that "New micro-diamond results indicate main vent of DO-27 may grade greater than 1 carat per tonne."

Peregrine reports "Results have returned consistent micro-diamond values indicating that the main vent of the plus 9 hectare pipe may grade greater than 1 carat per tonne. All grade predictive curves based on micro-diamond sampling of the main vent have reached or exceeded 1 carat per tonne and have not approached asymptote (see grade predictive plot attached)."

"In the Spring and Summer of 2005, subsequent to the completion of a 151 tonne, mini-bulk sample of the main vent of DO-27, which graded 0.98 carats/tonne from the central portion of the pipe (**see press release June 14, 2005 and August 29, 2005,** Peregrine drilled a total of 2245 meters in 11 N.Q. core holes into DO-27. Four holes were drilled into the main vent of the pipe and the remaining holes were drilled into the north-eastern subsidiary lobe of DO-27."
"The purpose of the core drilling was:

- To better understand the internal geology and diamond distribution of DO-27 in relation to the two apparently different kimberlite phases encountered during the reverse circulation ("RC"), mini-bulk sample, drilling program.
- To gain information on the extent and geology of the DO-27 pipe below 200 meters, and
- To better understand the geology and diamond distribution of the north-eastern lobe of DO-27, and how it relates to the main pipe."

"The complete micro-diamond results have now been received from the Saskatchewan Research and Geo-Analytical Council ("SRC") for three holes (**DO-27-05-02, DO-27-05-03**, and **DO-27-05-08**) drilled into the main vent of DO-27, and all returned values consistent with a strongly diamondiferous kimberlite, as also evidenced by the 2005 mini-bulk sample. The presence of large diamonds, up to 0.42 carats, in micro-diamond samples is extremely encouraging. The fact that relatively small diameter core holes (47 mm) are consistently encountering diamonds of this size bodes well for the ultimate grade of the pipe."

"The micro-diamond results were also quite consistent throughout the pipe, with grade predictive plots indicating grades greater than 1 carat/tonne from the main vent which represents the majority of the DO-27 pipe. Furthermore, the grade plots indicate that diamond grade is expected to be consistent at depths greater than 200 meters. The

meters, at depths beyond what was tested in the 2005 RC, mini-bulk sample program, this hole intersected olivine macrocrystal pyroclastic kimberlite (**OMPK**) with grade predictive plots indicating grades consistent with the upper horizons. Hole DO27-05-03, which was drilled approximately 10 meters to the south of mini-bulk sample hole RC05-03 (which returned a grade of 0.70 carats/tonne), intersected massive green pyroclastics (**PK**) to a depth of 230 meters. The grade predictive plot from DO27-05-03 indicates grades may be higher than those in DO27-05-02, as the grade predictive curve for this hole has not yet reached asymptote at 3 carats per tonne. These encouraging micro-diamond results suggest that RC05-03 possibly under-stated the true grade of this part of the pipe possibly due to the smaller size of the sample for this zone. Hole DO27-05-08 was drilled from the north-eastern lobe into the main vent of DO-27. This hole also encountered mainly massive green pyroclastics, texturally similar to those in Hole DO27-05-03. Micro-diamond results from Hole DO27-05-08 are consistent with those from the central part of the pipe. The fourth hole drilled into the main vent has not been sampled at this time as the 2006 bulk sample will be extracting kimberlite from this zone. These micro-diamond results suggest that all the pyroclastic kimberlite units (PK, LPK & OMPK) encountered thus far in the main vent of DO-27 are likely to grade 1 carat per tonne or better."

"The geology of the north-eastern lobe of DO-27 is more complex than the main vent, consisting of an upper volcaniclastic unit, a pyroclastic unit similar to, and apparently contiguous with, the main vent (PK unit) and a lower, highly variable volcaniclastic unit underlain by a variety of volcaniclastic microbreccias and hypabyssal rocks. Complete micro-diamond results for the 7 N.Q. core holes drilled into this zone will be released when all the results are received from SRC. A large bulk sample of DO-27 is scheduled to begin shortly (see press release dated January 17, 2006). More information concerning this bulk sample will be released as the program progresses."

"Peregrine's diamond exploration programs are conducted under the direction of Dr. Jennifer Pell, Vice President Exploration, P. Geo., (BC), P.Geol. (NT/NU), a qualified person under NI 43-101."

Kettle River owns one third of DHK Diamonds Inc. a private company that has a 20% interest in the WO Project operated by Peregrine.

Kettle River Resources Ltd.



Ellen Clements
Director, President

The TSX Venture Exchange has not reviewed the contents and does not accept responsibility for adequacy or accuracy of this release.



Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

Feb. 9, 2006

News Release

3,000 TONNE BULK SAMPLE BEGINS AT DO-27 KIMBERLITE

Kettle River Resources Ltd. has been advised by the operator that extraction of the 3,000 tonne bulk sample using a large diameter (24") reverse circulation (RC) rig has commenced on the DO-27 kimberlite at the WO Diamond Project near Lac de Gras, NWT. The main program objective is to obtain a larger representative sample to recover adequate diamonds for valuation than was available from the smaller package of diamonds recovered from the 150 tonne bulk sample taken in 2005 as reported on June 14, 2005 and Aug. 29, 2005.

The operator also reports "At present there are three drill rigs operating at DO-27, two core rigs and one large diameter RC rig. A third core rig and a second large diameter RC rig are being mobilized to arrive on site this month."

"The bulk sample will be extracted by mid-April, 2006 and processed at the Test Sample Plant at BHP Billiton's Ekati™ Diamond Mine located 50km N.W. of DO-27."

Kettle River owns one third of DHK Diamonds Inc. a private company that owns a 20% participating interest in the WO Project.

Kettle River Resources Ltd.

Ellen Clements
Director, President

The TSX Venture Exchange has not reviewed the contents and does not accept responsibility for adequacy or accuracy of this release.



Kettle River Resources Ltd. KRR.V

Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966

Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0
Email: kettle@direct.ca

Lac de Gras Diamond Project

Diamonds of sufficient quantity and quality have been recovered from a 150 tonne kimberlite sample early in 2005 that demonstrate the Tli Kwi Cho (DO27) potential. Through a 1/3 ownership of DHK Diamonds Inc., Kettle River Resources Ltd. will further develop the diamond properties.

WO Programs

- Tli Kwi Cho 3,000 tonne bulk sample (Feb - Apr/06)
- DO18 core drilling
- Adjacent till sampling and geophysics

Programs are ongoing and results are expected during each of the several stages. Core drilling adjacent DO18 - geology plus micro-diamond analysis will determine if this adjacent pipe warrants bulk sampling.

Bulk Sample - Tli Kwi Cho

Tli Kwi Cho 3,000 tonne bulk sample program, at a cost of $14 million, started early 2006 with drilling 10 pilot diamond drill core holes to a target depth of 350 meters. Information obtained will be critical for positioning the large diameter drill. Kimberlite will be trucked to the BHP test plant prior to the winter road closure.

Other Projects of Interest

DHK Diamonds Inc. owns 100% of the Pellatt Lake property where several untested anomolies are located. Peregrine Diamonds Ltd. has the option to earn 75% and has commenced 2006 exploration. One of the proven kimberlites contains diamonds and requires further testing.

Dedicated Leadership

Having waited for over 10 years, 2006 will prove to be an exciting year for this Company. This opportunity has come as a result of the beliefs, convictions, and vision of management and without shareholder support would not be possible. The legacy of George Stewart will live on in this project.

Shares Issued

10.9 million shares issued
12.8 million fully diluted at December 4, 2005

Board of Directors

Ellen Clements, President and CEO
Larry Widmer, B.Comm., Chief Financial Officer
Brian McClay
Gerald Rayner, Geol., P.Eng.

WO Participants		Trading Symbol
Peregrine Diamonds Ltd. (operator)	54.475%	PGD-V
Archon Minerals Ltd.	13.275%	ACS-V
Aber Diamond Corporation	7.35%	ABZ-T
SouthernEra Diamonds Inc.	4.9%	SDM-V
DHK Diamonds Inc. owned 1/3 each by:	20.0%	Private
• Dentonia Resources Ltd.	6.66%	DTA-V
• Horseshoe Gold Mining Inc.	6.66%	HSX-V
• **Kettle River Resources Ltd.**	**6.66%**	**KRR-V**
Gross Overriding Royalties: 1% Kennecott Canada Expl. Inc., 0.3% Aberex Minerals Inc.		

2005 Results - 150 Tonne Sample

Drill Holes	Total Depth (Metres)	Sample Weight Tonnes	Total Carat Weight	Carats per Tonne	# Stones >Half Carat	Largest Stones (carats)
DO-27 - Pyrope, Chrome Diopside-Rich Facies						
RC 1	209	45.74	47.32	1.03	4	2.93, 1.62
RC 2	124	28.96	27.66	0.96	5	1.85, 0.96, 0.94
RC 4	93.5	12.02	11.99	1.00	1	2.66
RC 5	83	12.20	11.66	0.96	3	0.76
RC 6	77	9.54	7.4	0.78	1	0.5
Average values of US$77.77, US$67.02 and US$58.54 per carat.						
DO-27 - Fresh Olivine-Rich Facies						
RC 3	190.5	42.80	29.93	0.70	7	0.98
Average values of US$35.36, US$34.31 and US$32.34 per carat. **Average carat/tonne for the entire sample is 0.90 carats/tonne.**						

Results of drill holes DO27-05-02 and DO27-05-03

DO27-05-02 returned 1,822 diamonds from 638.5 kilograms of core, including a diamond in excess of 0.10 carat in weight.

DO27-05-03 returned 1,569 diamonds from 536.7 kilograms of core, including stones weighing 0.42, 0.22 and 0.11 carats.

www.kettleriver.com
Ellen Clements 1-800-856-3966